CHELSEA OIL & GAS LTD.

CHELSEA OIL & GAS LTD. ANNOUNCES CHANGES TO MANAGEMENT AND BOARD OF
DIRECTORS AND PROVIDES CORPORATE UPDATE

Calgary, ALBERTA, (December 7, 2017) – Chelsea Oil & Gas Ltd. ("Chelsea" or the “Company”) (OTCBB: COGLF) announces the following changes to its management and Board of Directors and corporate update.

Management Changes

Effective December 1, 2017, Jesse Meidl has resigned as Chief Executive Officer of the Company, replaced by William Petrie Sr., Chairman of Chelsea. Mr. Meidl remains a director of the Company.

Board Changes

Effective December 1, 2017, Yves Merer, Stewart Gibson and Toby Pierce resigned as directors of Chelsea. Chelsea thanks Mr. Merer, Mr. Gibson and Mr. Pierce for their support and wishes them the best in their future endeavors.

Effective December 1, 2017, William Petrie Jr. was appointed as a director of Chelsea, to hold office until the next annual general meeting of the shareholders of the Company. William Petrie Jr., was a co-founder of Chelsea and previously served as its Chief Exploration Officer from 2012 – 2016.

Following these changes, the Board of Chelsea is comprised of William Petrie Sr., Chairman and Chief Executive Officer, Jesse Meidl and William Petrie Jr.

Corporate Update

Chelsea has sought capital to fund exploration and development activity on its assets in Australia. There has been limited investor support for small exploration and production companies in most markets, evidenced by the limited number of financings and funds raised in North America and Australia since 2014.

With limited capital market support, throughout 2017, Chelsea has engaged with industry partners to secure a farm-in or sale of assets in its portfolio. The Company is working closely with its debtors to structure a transaction to significantly reduce, or pay off in full its outstanding debts.

Should a sale of substantially all of the assets of Chelsea occur, it may elect to seek an orderly windup of the Company, distributing to shareholders any funds received in excess of its debts.

These efforts are ongoing, and while the Company is encouraged with the level of interest it has received, there is no assurance that a transaction will be completed.

Forward-Looking Statements

Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact. Although Chelsea believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business.

The forward-looking statements contained herein are made as of the date of this news release include the Company’s views regarding the sale of substantially all, or a portion of its assets, seeking an orderly windup of the Company and distributing to shareholders any funds received in excess of its debts.

Chelsea may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Chelsea does not undertake to update this information at any particular time, except as required by law. Chelsea cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.

For further information contact:
Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com